

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

February 25, 2010

James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53233

> **Re: Douglas Dynamics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 29, 2010**
> **File No. 333-164590**

Dear Mr. Janik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.

Table of Contents

2.   Refer to the second and third paragraphs following your table of contents. Your risk factors must immediately follow a one-page cover and a prospectus summary. While we do not object to the location of your table of contents, other disclosure should be relocated to another section of your document. Please revise.

Prospectus Summary, page 1

3.   Refer to the second italicized paragraph. Please avoid reliance on defined terms in your document. If the meaning is not clear from the context, then revise for clarity.

Our Company, page 1

4.   Your prospectus summary should not include a lengthy description of your business and strategy. Further, we note that nearly identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant, determine how to best highlight those points in clear, plain language and ensure that the amount of detail you include in the summary does not overwhelm the most significant aspects of the offering. Additionally, your summary should be a balanced presentation of the most significant aspects of your offering - not merely a recitation of extensive details regarding the positive aspects of the investment that only later addresses risks and then only at a high level and leaves balancing details for later in your document. Therefore, it is unclear why much of the detail in this section regarding your business, industry, strengths, strategy and principal stockholders is appropriate for a prospectus summary, particularly since much of that detail is repeated elsewhere in your document. Please revise substantially.

5.   Please provide us independent, objective support for your statements of leadership, market share and product breadth and your statements regarding the largest installed base, most extensive distribution network, most operationally efficient, best-in-class customer service and responsiveness, and industry leading shipping performance. Ensure that your response addresses your disclosure on page 18 that some of your competitors may have lower costs, superior service or technology or more favorable operating conditions.

6.   We note the results of operations you disclose for the nine months ended September 30, 2009. If you elect to highlight this information, please balance your statement with equally prominent disclosure of how the results compare to the corresponding period in the prior year.

Distributors by Region, page 2

7.   Please tell us whether your reference to "Korea" means South Korea.

Our Industry, page 3

8.   Please tell us whether all industry data you cite in your document is publicly
available. Also tell us whether:

- you commissioned the preparation of such data;

- the data was prepared for use in your registration statement;

- you are affiliated with the sources of the data;

- the sources of the data consented to your use of their data in this registration
statement; and

- how you confirmed that the data used in your registration statement reflects
the most recent available information.

Our Competitive Strengths, page 4

9.   We note the disclosure on pages 5 and 63 of "adjusted EBITDA margins." Please
tell us where you have provided the disclosures required by Item 10(e) of
Regulation S-K as it relates to this non-GAAP measure.

Strong Cash Flow Generation, page 5

10.   Clarify how you have "reduced indebtedness" given the disclosures on pages F-3
and F-36. Also clarify how your cash flow has allowed you to "pay substantial
dividends" given the first sentence on page 30.

Contemplated Financing Transactions . . ., page 8

11.   We note the "contemplated" transactions you mention, including that you "may"
increase your existing term loan facility. Please expand to clarify why you do not
know whether you will engage in the transactions you mention. Also, if you
amend your senior credit facilities, as you indicate here and at the bottom of page
30, please file that amendment as an exhibit.

Company Information, page 9

12.   With a view toward disclosure, tell us why the reference to your website address
        is blank.

Discussion of Adjusted EBITDA, page 13

13.   We see that you disclose Adjusted EBITDA as a financial performance measure.
        We also see that Adjusted EBITDA is defined in your senior credit facilities and
        that these two measures are calculated differently.   Please tell us why you believe
        that the presentation and discussion of two distinct Adjusted EBITDA measures is
        not confusing to investors.

Risk Factors, page 15

14.   Please tell us whether you will be a *controlled company* under applicable
        exchange rules, and if so, how you evaluated whether that status creates material
        risks.

If we are unable to enforce, page 18

15.   Please clarify why your "intellectual property rights may not be valid or
        enforceable."

We are subject to complex laws and regulations, page 18

16.   Please clarify why you do not know whether existing laws will harm your
        business or financial conditions or whether you will require large expenditures to
        comply with these laws.

Provisions of Delaware law and our charter . . ., page 25

17.   Please expand to clarify how the affiliates you mention are exempt from Section
        203 of the Delaware General Corporation Law. For example, are they not
        "interested stockholders?" If, instead, these entities are exempted pursuant to your
        governing documents, please tell us the authority on which you relied to be able
        to exempt shareholders. Also, if those entities are exempt, please revise your
        disclosure on page 110 to refer to the exemption.

We are a holding company, page 26

18.   With a view toward clarified disclosure in an appropriate section of your
        document, please provide us your analysis of the extent to which conditions could

deteriorate without triggering contractual or legal restrictions on your ability to pay dividends.

Cautionary Statement, page 28

19.   Please do not invoke a statutory safe harbor that is not applicable to you. See for example, Securities Act Section 27A(a)(1) and (b)(2)(D).

Uses of Proceeds, page 29

20.   The placement of "Proceeds to selling stockholders" implies that the selling stockholders will receive a portion of the offering proceeds from you. This appears inconsistent with your disclosure that the selling stockholders will receive their own proceeds from the sales of shares they hold. Please clarify.

21.   Expand to disclose how you intend to use the proceeds you may receive from shares you sell pursuant to the over-allotment option.

22.   With a view toward disclosure in this section, please tell us the amount of proceeds that you will use to make payments to affiliates or underwriters, whether through the repurchase of preferred stock, the repayment of debt, the fee mentioned in the last full paragraph on page 105 or otherwise.

Dividend Policy and Restrictions, page 30

23.   Please revise to avoid long, complex, legalistic sentences or copying legalistic terms directly from contracts. Instead, provide disclosure that is clear and understandable to investors.

General, page 30

24.   Given your disclosure on page 31 that no "Restricted Payment Amounts" were available for dividends as of December 31, 2008 and September 30, 2009, clarify why you believe you can and will declare and pay dividends after this offering consistent with your senior credit facilities.

Senior Credit Facilities, page 30

25.   Please reconcile the entities named here with the entities named in exhibit 21.1.

Capitalization, page 33

26.   Please revise to remove the caption "cash and cash equivalents" from the table on page 33 since this should not be part of your capitalization.

Dilution, page 35

27.   With a view toward disclosure, tell us how your adjusted net tangible book value and dilution to new investors will change if the underwriters exercise their over-allotment option in full.

28.   With a view toward disclosure, tell us how the numbers and percentages in the table would change assuming the exercise of all outstanding options. Also tell us how the numbers and percentages in the table would change assuming full exercise by the underwriter of the over-allotment option.

Selected Consolidated Financial Data, page 36

29.   Please revise to also discuss the derivation of the financial data as of the year ended December 31, 2006.   We see that your current discussion is silent to that period.

Management's Discussion and Analysis . . ., page 38

30.   With a view toward disclosure, please quantify the impact of the planned redemption of your senior notes and potential increase to your existing term loan facility on your financial condition and results of operation. For example, describe how your historical interest expense was impacted by the senior notes and the impact the redemption of those notes will have on your interest expense in future periods.

Costs of Sales and Selling . . ., page 39

31.   You mention here and page 41 rising steel costs during the first nine months of 2009. You refer on page 17 to a "downward trend in steel prices throughout most of 2009." Please reconcile.

Net Sales, page 41

32.   Please quantify the effect of the price increase. Also, throughout your Management's Discussion and Analysis, please discuss and quantify the effect of new products; we note the disclosure regarding 50% of sales on page 63. See Regulation S-K Item 303(a)(3)(iii).

Year ended December 30, 2008 compared to year ended December 31, 2007, page 42

Selling, General and Administrative, page 43

33.   To the extent that you attribute increases in selling, general and administrative expenses to increases in labor headcount and marketing and incentive plans, please revise to provide an indication of the number and nature of labor positions added and the nature and impact of marketing and incentive plans implemented.

Discussion of Critical Accounting Policies, page 45

34.   Please tell us how you considered that you should provide a discussion within critical accounting policies of the judgments involved in determining the lower of cost or market value of inventory each period. In this regard, we see from page F-35 of your consolidated financial statements that you decreased your inventory impairment reserve by $1.3 million. Please tell us and revise to disclose the nature of the reduction in your inventory "reserve." We refer you to FASB ASC 330-10-35-14 and SAB Topic 5-BB, both of which indicate that inventory impairment charges establish a new cost basis for impaired inventory.

Goodwill and Other Intangible Assets, page 47

35.   Please revise to provide a discussion of the specific judgments and assumptions that management uses to determine fair value of your reporting unit. Describe the methodology used to assess whether there may be impairment of goodwill in the first step of your goodwill impairment analysis.

Liquidity and Capital Resources, page 49

Senior Credit Facilities, page 53

36.   We see that the senior credit facilities include certain covenants that use "Adjusted EBITDA," as defined on pages 31 and F-19. To the extent that you believe the credit facility is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor's understanding of the company's financial condition and/or liquidity, tell us how you considered that you should disclose "Adjusted EBITDA" as calculated by the debt covenant in your discussion of liquidity. If you determine that you should disclose Adjusted EBITDA as defined in the credit facilities, you should consider also disclosing the following in connection with the measure:

•   the material terms of the credit agreement including the covenant;

- the amount or limit required for compliance with the covenant; and

- the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity.

    We refer you to the requirements of Item 303 of Regulation S-K. Please also consider the guidance in Question 102.09 of the Compliance & Disclosure Interpretations on the use of non-GAAP financial measures available at www.sec.gov.

Seasonality and Year-to-Year Variability, page 55

37.   Refer to your disclosure regarding your data being based on snowfall levels in 66 cities in 26 states. Please tell us:

- whether the 66 cities are the only cities in those 26 states that report data, and if not, why you have chosen to disclose information based only on those cities;

- how your charts comparing sales to snowfall adjust for the effect of new distributors; and

- how your charts comparing sales to snowfall adjust for your sales outside of the 66 cities and 26 states.

Interest Rate Risk, page 57

38.   We note your statement in the first paragraph that the interest rate could increase based on average daily availability. With a view toward disclosure, please show us the effect on the interest rate of hypothetical changes in average daily availability.

Commodity Price Risk, page 58

39.   With a view toward disclosure, please tell us whether the 18% that you disclose at the bottom page 16 is the typical portion of your margin affected by the commodities addressed in this paragraph.

History, page 60

40.   You disclose here and on page 36 that your business was acquired by your current shareholders in March 2004. You disclose on page 9 that only the affiliates of Aurora Capital acquired your business in March 2004. Please reconcile. If your

principal stockholders are affiliated, then please ensure your disclosure describes the nature of the affiliation.

Products, page 65

41.   Please provide the third-year revenue by product class as required by Regulation S-K Item 101(c)(1)(i).

Sales Programs, page 68

42.   Please ensure the nature of your sales programs are clear from your disclosure. For example, it is unclear how the program mentioned in the first full paragraph on page 69 is an "accounts receivable securitization facility." Please revise.

43.   Please expand the third paragraph to disclose who is responsible for the debt if the customer does not pay.

Employees, page 71

44.   With a view toward clarified disclosure, please tell us (1) the effect of the closing of your Tennessee facility on your disclosure of the number of your employees, and (2) the amount by which your number of temporary employees changes during the year.

Safety Record, page 71

45.   Please clarify how you define "outstanding" and "good."

Competition, page 71

46.   Please discuss material methods of competition and your competitive position relative to those factors. We note for example, your reference to price on page 16.

Intellectual Property, page 71

47.   Please expand to clarify briefly the nature of the claims covered by the intellectual property you mention. We note the references to "technologies" and "product features and product designs," which do not appear to adequately describe the scope of your patents and patent applications. Also disclose the duration of the intellectual property you possess. Distinguish between granted patents and patent applications.

Regulation, page 72

48.   Please disclose the nature of the hazardous materials used in your business and previously used on your property.

49.   With a view toward clarified disclosure, please tell us whether you comply with applicable laws and regulations.

Directors and Executive Officers, page 74

50.   Given your disclosures here and on page 98, it appears that many of your directors are currently associated with entities that beneficially own a significant portion of your outstanding securities. Therefore, please explain to us why you have excluded from these directors' business backgrounds an identification of such entities as affiliates of your company. Refer to Item 401(e)(1) of Regulation S-K.

51.   Please reconcile your disclosure that Mr. Janik has been service as your CEO since 2000 with your disclosure on page 9 that you were formed in 2004.

52.   We note the reference on page 83 to "key management employees." Refer to Regulation S-K Item 401(c) and revise your disclosure accordingly.

Structure of our Board of Directors, page 76

53.   Refer to the last paragraph under this caption. Please disclose the information required by Regulation S-K Item 407(a).

Executive Compensation, page 80

Objectives of our Compensation Program, page 80

54.   You disclose that your compensation philosophy is centered on providing an opportunity for total annual compensation to exceed the median level for similar executives at "comparable manufacturing companies." This appears to be inconsistent with the last paragraph on this page. Please revise or advise. If, in fact, you target total annual compensation, please identify the comparable companies on which those targets are based. See Regulation S-K Item 402(b)(2)(xiv). Also, if the total compensation actually paid to or earned by your named executive officers differs from the targeted amount, please revise to state so and quantify and explain the reason for the difference.

Management's Role in the Compensation-Setting Process, page 80

55.   Expand to clarify how the Compensation Committee's role will expand after this
        offering.

Base Salary, page 81

56.   Please disclose the reasons for the increases disclosed in this section. Include a
        discussion of what factors were used to determine that a merit increase was
        appropriate and to determine the size of the increase and why the percentage
        increase differed among the named executive officers.

Annual Incentive Plan, page 81

57.   Refer to the last sentence of the first paragraph. Please clarify whether you mean
        that base salaries are set at the median level for comparable companies and
        compensation exceeds that level only as a result of other elements of
        compensation.

58.   Please clarify the geographic reach of your calculation of snowfall inches for
        purpose of your incentive plan compensation.

59.   With a view toward clarified disclosure, please show us how to reconcile the
        $40.3 million operating income with the information in your financial statements.

60.   Please show us your calculations supporting the 11.7% figure. Also show us how
        the percentages in this table generate the incentive plan compensation amounts
        disclosed in your Summary Compensation Table.

2004 Stock Incentive Plan, page 82

61.   You disclose on page 83 that all option awards to date have been made in
        connection with the named executive officer's commencement of employment.
        However, it appears from your disclosure on page 74 that Mr. Janik began his
        employment with you in 2000, and your disclosure on page 88 indicates that you
        granted him options in 2004. Please revise.

Long Term Incentive Plan, page 83

62.   Please tell which exhibit to your registration statement reflects this plan.

Summary Compensation Table, page 86

63.   Please tell us how the table reflects the compensation expense mentioned in Note 10 on page F-44.

Outstanding Equity Awards . . ., page 88

64.   Please tell us why the last column for Mr. Janik is blank.

65.   Please disclose when the stock award vests.

Pension Plan, page 89

66.   Please provide the disclosure required by Instruction 4 to Regulation S-K Item 402(h)(2).

67.   Clarify why the last paragraph says that the table includes only the change in present value. See Regulation S-K Item 402(h)(2)(iv).

Change of Control, page 91

68.   Expand your disclosure to clarify whether the "change of control" provisions you mention will be triggered as a result of this offering. Also note your obligations pursuant to Regulation S-K Item 403.

69.   Please clarify what entity you mean by your reference to "Douglas LLC."

All Named Executive Officers, page 92

70.   Please quantify the number of shares that would satisfy the condition in clause (ii) of the second paragraph.

Mr. Janik's Deferred Stock Units, page 92

71.   Tell us why your disclosure here does not include the qualified initial public offering conversion provision mentioned on pages F-44. Also note your obligations under Regulation S-K Items 403 and 404.

Compensation of Directors, page 96

72.   Please provide the table required by Regulation S-K Item 402(k). If the table omits the compensation to affiliates of your directors mentioned on page 104, please provide us your analysis of applicable authority supporting the omission.

Principal and Selling Stockholders, page 98

73.   Please tell us whether any selling stockholder is a broker-dealer or affiliate of a broker dealer.

74.   Please describe the transactions in which each selling stockholder acquired the offered shares. Include the date of the transaction and the amount of consideration received.

75.   Please disclose the identities of the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by Ares and GEPT.

76.   We note footnotes 10 and 11. Please tell us how your affiliates who are entities make voting and investment decisions regarding your shares such that their affiliates who serve or your board as their designees do not at least share indirect beneficial ownership of the securities held in the name of those entities.

Related Party Transaction Policy, page 100

77.   Please disclose the standards to be applied when the audit committee considers "all relevant facts and circumstances." See Regulation S-K Item 404(b)(1)(ii).

Promissory Notes, page 100

78.   Please disclose when the outstanding notes must be repaid.

Securityholders Agreement, page 102

79.   Please identify each related party who is a party to this agreement.

80.   We note your statement that the summary does not purport to be a complete description of the agreement described in this section. We note similar statements in other sections of your related-party transactions disclosure. We also note that you have not yet filed the related agreements. Please tell us which material provisions of the agreements you have omitted from the disclosure.

Information Rights, page 103

81.   Please disclose the "specified ownership threshold" mentioned in this paragraph and the next paragraph.

Amendment and Restatement, page 105

82.   Please identify the "certain circumstances." Are you completely eliminating the transaction fee? Are you retaining the service fee? Please clarify.

Description of Indebtedness, page 106

83.   With a view toward clarified disclosure, please provide us your analysis of the extent to which conditions could deteriorate without causing a liquidity event or covenant violation.

Additional Revolving Loan Commitments and Term Loans, page 106

84.   Please quantify the increase in the interest rate to which you currently intend to agree concurrent with this offering.

Authorized Capital, page 108

85.   Please tell us what number should fill in the last blank in this section and whether you are required to register your securities pursuant to Section 12(g) of the Exchange Act.

Underwriting, page 117

86.   Please tell us when the investors mentioned in the second full paragraph on page 118 have "expressed an interest in purchasing [your] common stock." Also tell us whether your communications with those investors were "offers" as defined in the Securities Act.

Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

General

87.   Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-7

Accounts Receivable Securitization, page F-8

88.   We see that you recognize revenue at the time inventory is sold to a distributor when the distributor has financed their purchase through a third party financing company and that you may be obligated to repurchase inventory if the financing

company is unable to collect the full amount. Please tell us your accounting basis for recognizing revenue when you may be obligated to repurchase the inventory.

Revenue Recognition, page F-12

89.   We see that you primarily sell your products to distributors. Please revise to explain in greater detail your revenue policies, including how you determine when each of the conditions listed in your current disclosure are satisfied. To the extent relevant, please also address post shipment obligations, customer acceptance provisions, return policies, warranties, credits and discounts, rebates, price protection or similar privileges and the impact on the amounts and timing of revenues.

Note 3. Related-Party Transactions, page F-15

90.   We note that you have amounts recorded in your consolidated statements of operations and balance sheets related to the joint management services agreement with a related party. Please tell us how you considered Rule 5-02-3 and Rule 4-08(k) of Regulation S-X in determining whether these amounts should be specified as "related party" on the face of the financial statements.

Note 15. Commitments and Contingencies, page F-32

91.   We reference the disclosure that you do not believe that any pending litigation will have a material adverse effect on your consolidated financial position. Please revise to also disclose if you expect any material adverse effect on your consolidated results of operations and liquidity.

Unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2009 and 2008

Note 13. Restructuring, page F-45

92.   We reference the disclosure that you expect to recognize termination costs of $824,000 and other costs of $1,464,000. Please tell us why you have only accrued $690,000 of restructuring expenses as of September 30, 2009. For example, tell us why the remainder of the liabilities has not been "incurred" as of September 30, 2009. We reference FASB ASC 420-10-30.

Item 16. Exhibits and Financial Statement Schedules, page II-2

93.   Please file as an exhibit the lock-up agreement mentioned on page 111.

Item 17. Undertakings, page II-4

94.   Please note that due, in part, to Securities Act Rule 430C(d), the undertakings
       included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included
       in filings for initial public offerings. Please revise your filing to include those
       undertakings.

Exhibit 23.1

95.   Please include a currently dated and signed consent from your independent
       auditors with your next amendment.

* * * * * * *

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking any
       action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relieve the company from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Bruce D. Meyer, Esq.—Gibson, Dunn & Crutcher LLP
                 Ari B. Lanin, Esq.—Gibson, Dunn & Crutcher LLP